KOVACK INTERNATIONAL SECURITIES, INC.
SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 285,931
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	285,931
Deducts and or charges:	
Total non-allowable assets	(10,993)
Net capital before haircuts	274,938
Haircuts on securities:	
Other securities	-
	-
Net capital	$ 274,938

RECONCILIATION:

Net capital, per page 3 of the December 31, 2015 un-audited Focus Report, as originally filed	$ 274,938
Net audit adjustments	-
Net capital, per December 31, 2015 audited report, as filed	$ 274,938